UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

CONTENTS

On October 7, 2026, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc: Subsidiary NeuroThera Labs’ CliniQuantum Reports Successful Quantum-Enabled Analysis of Billions of Gene Combinations Using Real-World Clinical Data on an S&P 500 Company’s Quantum Architecture.” A copy of this press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and is incorporated by reference herein.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408, 333-293167 and 333-293533) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by SciSparc Ltd. titled “SciSparc: Subsidiary NeuroThera Labs’ CliniQuantum Reports Successful Quantum-Enabled Analysis of Billions of Gene Combinations Using Real-World Clinical Data on an S&P 500 Company’s Quantum Architecture.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer and Chief Financial Officer

Date: October 7, 2026

3